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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                            Atrix International, Inc.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title or Class of Securities)
                                    04962P102
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                                 (CUSIP Number)
    Jerry E. Mathwig, 9031 Avila Cove, Eden Prairie, MN 55347, (612) 934-3702
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 30, 1999
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             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1 (f) or 240.13d-1 (g) check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures proved in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 450707 10 10 4                                      PAGE 2 OF 4 PAGES
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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jerry E. Mathwig
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS

    Not Applicable
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Zero
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)

     Zero
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14   TYPE OF REPORTING PERSON

     IN
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ITEM 1.  SECURITY AND ISSUER
This statement relates to the common stock of Atrix International, Inc. The principal executive office of the issuer is located at 14301 Ewing Avenue South, Burnsville, MN 55306.

ITEM 2.  IDENTITY AND BACKGROUND

Jerry E. Mathwig
9031 Avila Cove, Eden Praire, MN 55347

The occupation of the reporting person and name and principal business address of his employer is:

     President, Metro Sales, Inc.
     1640 East 78th Street
     Richfield, MN 55423
     Sales and service of photocopiers and facsimile machines

During the last five years, such person has not been convicted in a criminal proceeding.
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Page 3 of 4


During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:  United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Not Applicable


ITEM 4.  PURPOSE OF TRANSACTION
The acquisition of the issuer's securities was for investment. On June 15, 1999, the shareholders of the issuer, Atrix International, Inc. ("Atrix"), approved the merger of Atrix into an entity formed by Steven D. Riedel (the president and member of the Board of Directors of Atrix) (the "Merger"). On June 30, 1999, the Merger was completed and Mr. Mathwig and all other shareholders (other than dissenting shareholders) exchanged their shares for $2.00 per share in cash.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
Following completion of the Merger, Mr. Mathwig beneficially owns no shares of common stock of the issuer.

As described in Item 4, above, the Merger became effective on June 30, 1999 and as of that date, Mr. Mathwig effectively tendered all of his shares in the Merger in exchange for cash.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
Not Applicable


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
Not Applicable


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SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.


                                                     /s/  Jerry E. Mathwig
                                                     ---------------------
Date:  June 30, 1999                                 Signature

                                                     Jerry E. Mathwig
                                                     Name/Title


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by this authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney of this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).